April 30, 2026

Paul Bolno
Chief Executive Officer
Wave Life Sciences Ltd.
7 Straits View #12-00
Marina One East Tower
Singapore 018936

       Re: Wave Life Sciences Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 15, 2026
           File No. 001-37627
Dear Paul Bolno:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Description of Wave-Delaware Capital Stock
Choice of Forum, page 51

1. We note your disclosure regarding the forum selection clause in the Wave-Delaware amended and restated certificate of incorporation. Please revise your disclosure to describe any subject matter jurisdiction carve out, including to clarify whether the clause is intended to apply to federal securities law claims, and to describe any risks or other impacts on stockholders. In describing any such risks, you should address the increased costs that stockholders may experience in bringing a claim and the potential that the forum selection clause may discourage claims or limit stockholders' ability to bring a claim in a judicial forum that they find favorable. Please also disclose that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
 April 30, 2026
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 or Chris Edwards at 202-551-6761
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Mark M. Bekheit, Esq.